Exhibit 99.1

XPENG Reports Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

•	Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB38.25 billion (US$5.55 billion) as of December 31, 2022

•	Quarterly total revenues were RMB5.14 billion, a 39.9% decrease year-over-year

•	Quarterly vehicle deliveries were 22,204, a 46.8% decrease year-over-year

•	Quarterly gross margin was 8.7%, a decrease of 3.3 percentage points year-over-year

•	Full year vehicle deliveries reached 120,757, a 23.0% increase year-over-year

•	Full year revenues reached RMB26.86 billion

•	Full year gross margin was 11.5%, a decrease of 1 percentage point year-over-year

GUANGZHOU, China — (BUSINESS WIRE) — March 17, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months and fiscal year ended December 31, 2022.

Operational and Financial Highlights for the Three Months Ended December 31, 2022

	2022Q4	2022Q3	2022Q2	2022Q1	2021Q4	2021Q3
Total deliveries	22,204	29,570	34,422	34,561	41,751	25,666

•	Total deliveries of vehicles were 22,204 in the fourth quarter of 2022, representing a decrease of 46.8% from 41,751 in the corresponding period of 2021.

•	Deliveries of the Flagship G9 SUVs were 6,189 in the fourth quarter of 2022.

•	XPENG’s physical sales network continued expansion with a total of 420 stores, covering 143 cities as of December 31, 2022.

•	XPENG self-operated charging station network further expanded to 1,014 stations, including 808 XPENG self-operated supercharging stations and 206 destination charging stations as of December 31, 2022.

•

Total revenues were RMB5.14 billion (US$0.75 billion) for the fourth quarter of 2022, representing a decrease of 39.9% from the same period of 2021, and a decrease of 24.7% from the third quarter of 2022.

•

Revenues from vehicle sales were RMB4.66 billion (US$0.68 billion) for the fourth quarter of 2022, representing a decrease of 43.1% from the same period of 2021, and a decrease of 25.3% from the third quarter of 2022.

•	Gross margin was 8.7% for the fourth quarter of 2022, compared with 12.0% for the same period of 2021 and 13.5% for the third quarter of 2022.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenue, was 5.7% for the fourth quarter of 2022, compared with 10.9% for the same period of 2021 and 11.6% for the third quarter of 2022.

•

Net loss was RMB2.36 billion (US$0.34 billion) for the fourth quarter of 2022, compared with RMB1.29 billion for the same period of 2021 and RMB2.38 billion for the third quarter of 2022. Excluding share-based compensation expenses, non-GAAP net loss was RMB2.21 billion (US$0.32 billion) in the fourth quarter of 2022, compared with RMB1.20 billion for the same period of 2021 and RMB2.22 billion for the third quarter of 2022.

•

Net loss attributable to ordinary shareholders of XPENG was RMB2.36 billion (US$0.34 billion) for the fourth quarter of 2022, compared with RMB1.29 billion for the same period of 2021 and RMB2.38 billion in the third quarter of 2022. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB2.21 billion (US$0.32 billion) for the fourth quarter of 2022, compared with RMB1.20 billion for the same period of 2021 and RMB2.22 billion for the third quarter of 2022.

•	Basic and diluted net loss per American depositary share (ADS) were both RMB2.74 (US$0.40) and basic and diluted net loss per ordinary share were both RMB1.37 (US$0.20) for the fourth quarter of 2022.

•

Non-GAAP basic and diluted net loss per ADS were both RMB2.57 (US$0.37) and non- GAAP basic and diluted net loss per ordinary share were both RMB1.29 (US$0.19) for the fourth quarter of 2022. Each ADS represents two Class A ordinary shares.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB38.25 billion (US$5.55 billion) as of December 31, 2022, compared with RMB43.54 billion as of December 31, 2021 and RMB40.12 billion as of September 30, 2022. Time deposits include short-term deposits, current portion and non-current portion of long-term deposits.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Change[i]
	December 31,	September 30,	December 31,
	2021	2022	2022	YoY	QoQ
Vehicle sales	8.19	6.24	4.66	-43.1%	-25.3%
Vehicle margin	10.9%	11.6%	5.7%	-5.2pts	-5.9pts
Total revenues	8.56	6.82	5.14	-39.9%	-24.7%
Gross profit	1.02	0.92	0.45	-56.5%	-51.8%
Gross margin	12.0%	13.5%	8.7%	-3.3pts	-4.8pts
Net loss	1.29	2.38	2.36	83.4%	-0.6%
Non-GAAP net loss	1.20	2.22	2.21	84.6%	-0.5%
Net loss attributable to ordinary shareholders	1.29	2.38	2.36	83.4%	-0.6%
Non-GAAP net loss attributable to ordinary shareholders	1.20	2.22	2.21	84.6%	-0.5%
Comprehensive loss attributable to ordinary shareholders	1.86	0.69	2.68	44.4%	288.3%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Operational and Financial Highlights for the Fiscal Year Ended December 31, 2022

•	Total deliveries of vehicles were 120,757 in 2022, representing an increase of 23.0% from 98,155 in 2021.

•	Total revenues were RMB26.86 billion (US$3.89 billion) for the fiscal year of 2022, representing an increase of 28.0% from RMB20.99 billion for the prior year.

•	Revenues from vehicle sales were RMB24.84 billion (US$3.60 billion) for the fiscal year of 2022, representing an increase of 23.9% from RMB20.04 billion for the prior year.

•	Gross margin was 11.5% for the fiscal year of 2022, compared with 12.5% for the prior year.

•	Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenue, was 9.4% for the fiscal year of 2022, compared with 11.5% for the prior year.

•

Net loss was RMB9.14 billion (US$1.33 billion) for the fiscal year of 2022, compared with RMB4.86 billion for the prior year. Excluding share-based compensation expenses, non-GAAP net loss was RMB8.43 billion (US$1.22 billion) for the fiscal year of 2022, compared with RMB4.48 billion for the prior year.

•

Net loss attributable to ordinary shareholders of XPENG was RMB9.14 billion (US$1.33 billion) for the fiscal year of 2022, compared with RMB4.86 billion for the prior year. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB8.43 billion (US$1.22 billion) for the fiscal year of 2022, compared with RMB4.48 billion for the prior year.

•

Basic and diluted net loss per ADS were both RMB10.67 (US$1.55) for fiscal year 2022, compared with RMB5.92 for the prior year. Non-GAAP basic and diluted net loss per ADS were both RMB9.84 (US$1.43) for fiscal year 2022, compared with RMB5.46 for the prior year.

Key Financial Results

(in RMB billions, except for percentage)

	For the Fiscal Year Ended		% Change[i]
	December 31,	December 31,
	2021	2022	YoY
Vehicle sales	20.04	24.84	23.9%
Vehicle margin	11.5%	9.4%	-2.1pts
Total revenues	20.99	26.86	28.0%
Gross profit	2.62	3.09	17.8%
Gross margin	12.5%	11.5%	-1.0pts
Net loss	4.86	9.14	87.9%
Non-GAAP net loss	4.48	8.43	88.0%
Net loss attributable to ordinary shareholders	4.86	9.14	87.9%
Non-GAAP net loss attributable to ordinary shareholders	4.48	8.43	88.0%
Comprehensive loss attributable to ordinary shareholders	5.78	5.95	2.9%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“We have comprehensively reviewed our strategy and took decisive actions to execute our organisational restructuring and strengthen our capabilities where necessary,” said Mr. He Xiaopeng, Chairman and CEO of XPENG. “From 2023 to 2027, the industry will move from a phase of rapid EV penetration to an era of accelerated disruption by smart technologies, and we are confident that we will further strengthen our leadership in smart EV technologies.”

“With the optimization of our product portfolio and the significant improvement of our marketing capabilities, we will resume growth in our sales and market share,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and Co-President of XPENG. “In the meantime, we will improve operational efficiency across our business processes and continue to reduce costs.”

Recent Developments

Deliveries in January and February 2023

•	Total deliveries were 5,218 vehicles in January 2023.

•	Total deliveries were 6,010 vehicles in February 2023.

•	As of February 28, 2023, year-to-date total deliveries were 11,228 vehicles.

Appointment of President

Ms. Fengying Wang (“Ms. Wang”) has been appointed as the president of the Company with effect from January 30, 2023. Prior to joining the Company, Ms. Wang served various leadership positions at Great Wall Motor Company Limited (HKEX stock code: 2333 and SSE stock code: 601633) from 1991 to 2022, including but not limited to the Vice Chairman and the General Manager.

Launch of The New P7i Sports Sedan

In March 2023, the Company officially launched and kicked off deliveries of the P7i sports sedan for the Chinese market. The P7i is the new mid-cycle facelift version of the P7, with comprehensive upgrades in driver assistance, intelligent cockpit, performance and charging efficiency.

Unaudited Financial Results for the Three Months Ended December 31, 2022

Total revenues were RMB5.14 billion (US$0.75 billion) for the fourth quarter of 2022, representing a decrease of 39.9% from RMB8.56 billion for the same period of 2021 and a decrease of 24.7% from RMB6.82 billion for the third quarter of 2022.

Revenues from vehicle sales were RMB4.66 billion (US$0.68 billion) for the fourth quarter of 2022, representing a decrease of 43.1% from RMB8.19 billion for the same period of 2021 and a decrease of 25.3% from RMB6.24 billion for the third quarter of 2022. The year-over-year decrease was mainly attributable to lower vehicle deliveries for the G3i and P7, while the quarter-over-quarter decrease was mainly due to lower vehicle deliveries for the P5 and P7 with partial offset by the newly launched G9.

Revenues from services and others were RMB0.48 billion (US$0.07 billion) for the fourth quarter of 2022, representing an increase of 29.9% from RMB0.37 billion for the same period of 2021 and a decrease of 17.7% from RMB0.58 billion for the third quarter of 2022. The year-over-year increase was mainly attributable to more services, parts and accessory sales in line with higher accumulated vehicle sales, while the quarter-over-quarter decrease was mainly due to lower parts and services sales associated with Covid-19 pandemic impact in the fourth quarter of 2022.

Cost of sales was RMB4.70 billion (US$0.68 billion) for the fourth quarter of 2022, representing a decrease of 37.7% from RMB7.53 billion for the same period of 2021 and a decrease of 20.4% from RMB5.90 billion for the third quarter of 2022. The year-over-year and quarter-over-quarter decreases were mainly in line with vehicle deliveries as described above.

Gross margin was 8.7% for the fourth quarter of 2022, compared with 12.0% and 13.5% for the fourth quarter of 2021 and the third quarter of 2022, respectively.

Vehicle margin was 5.7% for the fourth quarter of 2022, compared with 10.9% for the same period of 2021 and 11.6% for the third quarter of 2022. The year-over-year and quarter-over-quarter decreases were explained by increased sales promotions.

Research and development expenses were RMB1.23 billion (US$0.18 billion) for the fourth quarter of 2022, representing a decrease of 15.3% from RMB1.45 billion for the same period of 2021 and a decrease of 17.9% from RMB1.50 billion for the third quarter of 2022. The year-over-year and quarter-over-quarter decreases were mainly in line with timing and progress of new vehicle programs.

Selling, general and administrative expenses were RMB1.76 billion (US$0.25 billion) for the fourth quarter of 2022, representing a decrease of 12.9% from RMB2.02 billion for the same period of 2021 and an increase of 8.0% from RMB1.63 billion for the third quarter of 2022. The year-over-year decrease was mainly due to the decrease of commission to the franchised stores associated with lower vehicle deliveries. The quarter-over-quarter increase was mainly attributable to the higher marketing, promotional and advertising expenses to support vehicle sales.

Loss from operations was RMB2.52 billion (US$0.36 billion) for the fourth quarter of 2022, compared with RMB2.43 billion for the same period of 2021 and RMB2.18 billion for the third quarter of 2022.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB2.37 billion (US$0.34 billion) for the fourth quarter of 2022, compared with RMB2.34 billion for the same period of 2021 and RMB2.02 billion for the third quarter of 2022.

Net loss was RMB2.36 billion (US$0.34 billion) for the fourth quarter of 2022, compared with RMB1.29 billion for the same period of 2021 and RMB2.38 billion for the third quarter of 2022.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB2.21 billion (US$0.32 billion) for the fourth quarter of 2022, compared with RMB1.20 billion for the same period of 2021 and RMB2.22 billion for the third quarter of 2022.

Net loss attributable to ordinary shareholders of XPENG was RMB2.36 billion (US$0.34 billion) for the fourth quarter of 2022, compared with RMB1.29 billion for the same period of 2021 and RMB2.38 billion for the third quarter of 2022.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses, was RMB2.21 billion (US$0.32 billion) for the fourth quarter of 2022, compared with RMB1.20 billion for the same period of 2021 and RMB2.22 billion for the third quarter of 2022.

Basic and diluted net loss per ADS were both RMB2.74 (US$0.40) for the fourth quarter of 2022, compared with RMB1.51 for the fourth quarter of 2021 and RMB2.77 for the third quarter of 2022.

Non-GAAP basic and diluted net loss per ADS were both RMB2.57 (US$0.37) for the fourth quarter of 2022, compared with RMB1.41 for the fourth quarter of 2021 and RMB2.59 for the third quarter of 2022.

Balance Sheets

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB38.25 billion (US$5.55 billion), compared with RMB43.54 billion as of December 31, 2021 and RMB40.12 billion as of September 30, 2022.

Unaudited Financial Results for the Fiscal Year Ended December 31, 2022

Total revenues were RMB26.86 billion (US$3.89 billion) for the fiscal year of 2022, representing an increase of 28.0% from RMB20.99 billion for the prior year.

Revenues from vehicle sales were RMB24.84 billion (US$3.60 billion) for fiscal year 2022, representing an increase of 23.9% from RMB20.04 billion for the prior year. The increase was mainly attributable to higher vehicle deliveries.

Revenues from services and others were RMB2.02 billion (US$0.29 billion) for fiscal year 2022, representing an increase of 113.0% from RMB0.95 billion for the prior year. The increase was mainly attributable to more services, parts and accessory sales in line with higher accumulated vehicle sales.

Cost of sales was RMB23.77 billion (US$3.45 billion) for fiscal year 2022, representing an increase of 29.4% from RMB18.37 billion for the prior year. The increase was mainly in line with vehicle deliveries as described above.

Gross margin was 11.5% for fiscal year 2022, compared with 12.5% for the prior year.

Vehicle margin was 9.4% for fiscal year 2022, compared with 11.5% for the prior year. The decrease was primarily due to increased sales discount and increases in material cost.

Research and development expenses were RMB5.21 billion (US$0.76 billion) for fiscal year 2022, representing an increase of 26.8% from RMB4.11 billion for the prior year. The increase was primarily due to higher employee compensation as a result of more research and development staff and higher expenses relating to the development of new vehicle models to support future growth.

Selling, general and administrative expenses were RMB6.69 billion (US$0.97 billion) for fiscal year 2022, representing an increase of 26.1%from RMB5.31 billion for the prior year. The increase was mainly due to the expansion of the Company’s sales network and associated personnel cost.

Loss from operations was RMB8.71 billion (US$1.26 billion) for fiscal year 2022, compared with RMB6.58 billion for the prior year.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB8.00 billion (US$1.16 billion) for fiscal year 2022, compared with RMB6.20 billion for the prior year.

Impact of foreign currency revaluation reflected the following results:

(i)

Exchange loss from foreign currency transactions was RMB1.46 billion (US$0.21 billion) for fiscal year of 2022, primarily reflecting the revaluation impact of Renminbi-denominated assets held in U.S. dollar functional currency subsidiaries as a result of Renminbi depreciation against U.S. dollars in 2022.

(ii)

Foreign currency translation adjustment was RMB3.19 billion (US$0.46 billion) gain for fiscal year 2022, primarily resulting from the appreciation of U.S. dollar-denominated assets. Such revaluation was included in other comprehensive (loss) income, but not net loss.

Net loss was RMB9.14 billion (US$1.33 billion) for fiscal year 2022, compared with RMB4.86 billion for the prior year.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB8.43 billion (US$1.22 billion) for fiscal year 2022, compared with RMB4.48 billion for the prior year.

Net loss attributable to ordinary shareholders of XPENG was RMB9.14 billion (US$1.33 billion) for fiscal year 2022, compared with RMB4.86 billion for the prior year.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share- based compensation expenses, was RMB8.43 billion (US$1.22 billion) for fiscal year 2022, compared with RMB4.48 billion for the prior year.

Comprehensive loss attributable to ordinary shareholders of XPENG was RMB5.95 billion (US$0.86 billion) for fiscal year 2022, compared with RMB5.78 billion for the prior year.

Basic and diluted net loss per ADS were both RMB10.67 (US$1.55) for fiscal year 2022, compared with RMB5.92 for the prior year.

Non-GAAP basic and diluted net loss per ADS were both RMB9.84 (US$1.43) for fiscal year 2022, compared with RMB5.46 for the prior year.

Business Outlook

For the first quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 18,000 and 19,000, representing a year-over-year decrease of approximately 45.0% to 47.9%.

•	Total revenues to be between RMB4.0 billion and RMB4.2 billion, representing a year-over-year decrease of approximately 43.7% to 46.3%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 17, 2023 (8:00 PM Beijing/Hong Kong time on March 17, 2023).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	XPeng Inc. Fourth Quarter 2022 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10028722-ty785x.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until March 24, 2023, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10028722

About XPeng Inc.

XPeng Inc. (“XPENG”) is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology- savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non- GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third- party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	As of December 31,
	2021 RMB	2022 RMB	2022 US$
ASSETS
Current assets
Cash and cash equivalents	11,024,906	14,607,774	2,117,928
Restricted cash	609,975	106,272	15,408
Short-term deposits	25,858,007	14,921,688	2,163,441
Short-term investments	2,833,763	1,262,129	182,992
Long-term deposits, current portion	—	427,466	61,977
Accounts and notes receivable, net	2,673,494	3,872,846	561,510
Installment payment receivables, net, current portion	887,202	1,294,665	187,709
Inventory	2,661,921	4,521,373	655,537
Amounts due from related parties	32,785	47,124	6,832
Prepayments and other current assets	2,248,683	2,466,084	357,547

Total current assets	48,830,736	43,527,421	6,310,881

Non-current assets
Long-term deposits	3,217,266	6,926,450	1,004,241
Property, plant and equipment, net	5,424,776	10,606,745	1,537,833
Right-of-use assets, net	1,561,175	1,954,618	283,393
Intangible assets, net	878,724	1,042,972	151,217
Land use rights, net	595,471	2,747,854	398,401
Installment payment receivables, net	1,863,492	2,188,643	317,323
Long-term investments	1,549,176	2,295,032	332,748
Other non-current assets	1,730,486	201,271	29,182

Total non-current assets	16,820,566	27,963,585	4,054,338

Total assets	65,651,302	71,491,006	10,365,219

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	As of December 31,
	2021 RMB	2022 RMB	2022 US$
LIABILITIES
Current liabilities
Short-term borrowings	—	2,419,210	350,752
Accounts and notes payable	12,362,186	14,222,856	2,062,120
Amounts due to related parties	24,919	91,111	13,210
Operating lease liabilities, current portion	373,488	490,811	71,161

Finance lease liabilities, current portion	—	128,279	18,599
Deferred revenue, current portion	418,227	389,243	56,435
Long-term borrowings, current portion	—	761,859	110,459
Accruals and other liabilities	4,811,107	5,583,829	809,579
Income taxes payable	22,737	27,655	4,010

Total current liabilities	18,012,664	24,114,853	3,496,325

Non-current liabilities
Long-term borrowings	1,675,106	4,613,057	668,830
Operating lease liabilities	1,189,754	1,854,576	268,888
Finance lease liabilities	—	797,743	115,662
Deferred revenue	479,061	694,006	100,621
Other non-current liabilities	2,148,139	2,506,106	363,351

Total non-current liabilities	5,492,060	10,465,488	1,517,352

Total liabilities	23,504,724	34,580,341	5,013,677

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	87	92	13
Class B Ordinary shares	25	21	3
Additional paid-in capital	59,980,534	60,691,019	8,799,371
Statutory reserves	6,047	6,425	932
Accumulated deficit	(16,191,566)	(25,330,916)	(3,672,639)
Accumulated other comprehensive (loss) income	(1,648,549)	1,544,024	223,862

Total shareholders’ equity	42,146,578	36,910,665	5,351,542

Total liabilities and shareholders’ equity	65,651,302	71,491,006	10,365,219

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31, 2021 RMB	September 30, 2022 RMB	December 31, 2022 RMB	December 31, 2022 US$
Revenues
Vehicle sales	8,187,181	6,241,143	4,661,182	675,808
Services and others	368,827	582,344	479,167	69,473

Total revenues	8,556,008	6,823,487	5,140,349	745,281

Cost of sales
Vehicle sales	(7,296,930)	(5,514,695)	(4,397,201)	(637,534)
Services and others	(235,768)	(385,554)	(298,084)	(43,218)

Total cost of sales	(7,532,698)	(5,900,249)	(4,695,285)	(680,752)

Gross profit	1,023,310	923,238	445,064	64,529

Operating expenses
Research and development expenses	(1,451,389)	(1,498,550)	(1,230,049)	(178,340)
Selling, general and administrative expenses	(2,015,425)	(1,626,343)	(1,755,815)	(254,569)

Total operating expenses	(3,466,814)	(3,124,893)	(2,985,864)	(432,909)

Other income, net	13,837	24,824	23,357	3,386

Loss from operations	(2,429,667)	(2,176,831)	(2,517,443)	(364,994)

Interest income	264,015	289,954	273,367	39,634
Interest expense	(13,841)	(38,968)	(51,079)	(7,406)
Fair value (loss) gain on derivative assets or derivative liabilities	(26,910)	(8,003)	1,398	203
Fair value gain (loss) on long-term investments	591,506	129,240	(102,798)	(14,904)
Exchange gain (loss) from foreign currency transactions	269,630	(550,775)	(17,454)	(2,531)
Other non-operating income (loss), net	83,789	(2,600)	37,761	5,475

Loss before income tax (expenses) benefit and share of results of equity method investees	(1,261,478)	(2,357,983)	(2,376,248)	(344,523)

Income tax (expenses) benefit	(25,687)	(21,017)	10,445	1,514
Share of results of equity method investees	—	2,852	4,628	671

Net loss	(1,287,165)	(2,376,148)	(2,361,175)	(342,338)

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,287,165)	(2,376,148)	(2,361,175)	(342,338)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31, 2021 RMB	September 30, 2022 RMB	December 31, 2022 RMB	December 31, 2022 US$
Net loss	(1,287,165)	(2,376,148)	(2,361,175)	(342,338)

Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil tax	(568,659)	1,686,156	(318,072)	(46,116)

Total comprehensive loss attributable to XPeng Inc.	(1,855,824)	(689,992)	(2,679,247)	(388,454)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(1,855,824)	(689,992)	(2,679,247)	(388,454)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,700,956,007	1,718,162,864	1,720,448,811	1,720,448,811

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.76)	(1.38)	(1.37)	(0.20)

Weighted average number of ADS used in computing net loss per share
Basic and diluted	850,478,004	859,081,432	860,224,405	860,224,405

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(1.51)	(2.77)	(2.74)	(0.40)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31, 2021 RMB	September 30, 2022 RMB	December 31, 2022 RMB	December 31, 2022 US$
Loss from operations	(2,429,667)	(2,176,831)	(2,517,443)	(364,994)
Share-based compensation expenses	88,846	152,695	148,783	21,572

Non-GAAP loss from operations	(2,340,821)	(2,024,136)	(2,368,660)	(343,422)

Net loss	(1,287,165)	(2,376,148)	(2,361,175)	(342,338)
Share-based compensation expenses	88,846	152,695	148,783	21,572

Non-GAAP net loss	(1,198,319)	(2,223,453)	(2,212,392)	(320,766)

Net loss attributable to ordinary shareholders	(1,287,165)	(2,376,148)	(2,361,175)	(342,338)
Share-based compensation expenses	88,846	152,695	148,783	21,572

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(1,198,319)	(2,223,453)	(2,212,392)	(320,766)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,700,956,007	1,718,162,864	1,720,448,811	1,720,448,811

Non-GAAP net loss per ordinary share
Basic and diluted	(0.70)	(1.29)	(1.29)	(0.19)

Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	850,478,004	859,081,432	860,224,405	860,224,405

Non-GAAP net loss per ADS
Basic and diluted	(1.41)	(2.59)	(2.57)	(0.37)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31
	2021	2022	2022
	RMB	RMB	US$
Revenues
Vehicle sales	20,041,955	24,839,637	3,601,409
Services and others	946,176	2,015,482	292,217

Total revenues	20,988,131	26,855,119	3,893,626

Cost of sales
Vehicle sales	(17,733,036)	(22,493,122)	(3,261,196)
Services and others	(632,540)	(1,273,606)	(184,656)

Total cost of sales	(18,365,576)	(23,766,728)	(3,445,852)

Gross profit	2,622,555	3,088,391	447,774

Operating expenses
Research and development expenses	(4,114,267)	(5,214,836)	(756,080)
Selling, general and administrative expenses	(5,305,433)	(6,688,246)	(969,705)

Total operating expenses	(9,419,700)	(11,903,082)	(1,725,785)

Other income, net	217,740	109,168	15,828

Loss from operations	(6,579,405)	(8,705,523)	(1,262,183)

Interest income	743,034	1,058,771	153,507
Interest expense	(55,336)	(132,192)	(19,166)
Fair value gain on derivative assets or derivative liabilities	79,262	59,357	8,606
Fair value gain on long-term investments	591,506	25,062	3,634
Exchange gain (loss) from foreign currency transactions	313,580	(1,460,151)	(211,702)
Other non-operating income, net	70,253	36,318	5,266

Loss before income tax expenses and share of results of equity method investees	(4,837,106)	(9,118,358)	(1,322,038)

Income tax expenses	(25,990)	(24,731)	(3,586)
Share of results of equity method investees	—	4,117	597

Net loss	(4,863,096)	(9,138,972)	(1,325,027)

Net loss attributable to ordinary shareholders of XPeng Inc.	(4,863,096)	(9,138,972)	(1,325,027)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31
	2021	2022	2022
	RMB	RMB	US$
Net loss	(4,863,096)	(9,138,972)	(1,325,027)

Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil tax	(918,168)	3,192,573	462,880

Total comprehensive loss attributable to XPeng Inc.	(5,781,264)	(5,946,399)	(862,147)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(5,781,264)	(5,946,399)	(862,147)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,642,906,400	1,712,533,564	1,712,533,564

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(2.96)	(5.34)	(0.77)

Weighted average number of ADS used in computing net loss per share
Basic and diluted	821,453,200	856,266,782	856,266,782

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(5.92)	(10.67)	(1.55)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31
	2021	2022	2022
	RMB	RMB	US$
Loss from operations	(6,579,405)	(8,705,523)	(1,262,183)

Share-based compensation expenses	379,948	710,486	103,011

Non-GAAP loss from operations	(6,199,457)	(7,995,037)	(1,159,172)

Net loss	(4,863,096)	(9,138,972)	(1,325,027)

Share-based compensation expenses	379,948	710,486	103,011

Non-GAAP net loss	(4,483,148)	(8,428,486)	(1,222,016)

Net loss attributable to ordinary shareholders	(4,863,096)	(9,138,972)	(1,325,027)
Share-based compensation expenses	379,948	710,486	103,011

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(4,483,148)	(8,428,486)	(1,222,016)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,642,906,400	1,712,533,564	1,712,533,564

Non-GAAP net loss per ordinary share
Basic and diluted	(2.73)	(4.92)	(0.71)

Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	821,453,200	856,266,782	856,266,782

Non-GAAP net loss per ADS
Basic and diluted	(5.46)	(9.84)	(1.43)